Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
CERTIFICATE OF INCORPORATION OF
LPATH, INC.

Lpath, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST:    The name of the Corporation is Lpath, Inc.

SECOND:    The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is July 17, 2014 under the name Lpath, Inc.

THIRD:    That the Board of Directors of the Corporation adopted resolutions setting forth a proposed amendment of the Corporation’s Certificate of Incorporation, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article IV of the Amended and Restated Certificate of Incorporation of the Corporation be amended to read in its entirety as follows:

“A.  The total number of shares of all classes of stock which the Corporation shall have authority to issue is 115,000,000 shares consisting of:  (i) 100,000,000 shares of Common Stock, with a par value of $0.001 per share (the “Common Stock”) and (ii) 15,000,000 shares of Preferred Stock, with a par value of $0.001 per share (the “Preferred Stock”).

Effective as of 5:00 p.m., Eastern time, on June 10, 2016 (the “Effective Date”), each fourteen (14) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.001 per share, of the Corporation (the “Reverse Stock Split”). There shall be no fractional shares issued as a result of the Reverse Stock Split. A holder of record of Common Stock on the Effective Date who would otherwise be entitled to a fraction of a share shall, in lieu thereof, shall be entitled to rounding up of their fractional share to the nearest whole share.”

FOURTH:    This Certificate of Amendment of the Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be signed by its Interim Chief Executive Officer and Chief Financial Officer this 8th day of June, 2016.

/s/ Gary J.G. Atkinson
Gary J.G. Atkinson
Interim Chief Executive Officer and Chief Financial Officer